

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2021

James Manning
Chief Executive Officer
Mawson Infrastructure Group Inc.
Level 5, 97 Pacific Highway
North Sydney NSW Australia 2060

Re: **Mawson Infrastructure Group Inc.**
    Registration Statement on Form S-3
    Filed October 29, 2021
    File No. 333-260600

Dear Mr. Manning:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Chad Ensz